Exhibit 2.2

VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”), dated as of December 15, 2010, between American National Bankshares Inc., a Virginia corporation (“ANB”), and each of the individuals listed on Schedule A attached hereto (individually, a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, the Boards of Directors of ANB and MidCarolina Financial Corporation, a North Carolina corporation (“MFC”), have approved the affiliation of their companies through the merger (the “Merger”) of MFC with and into ANB Merger Subsidiary, Inc., a newly-formed Virginia corporation and wholly-owned subsidiary of ANB, pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of December 15, 2010, between ANB and MFC, and a related Plan of Merger (together referred to herein as the “Merger Agreement”);

WHEREAS, each of the Stockholders is the beneficial or registered owner of, and has the right to vote and dispose of the number of shares of common stock, no par value, of MFC (“MFC Common Stock”) set forth opposite such Stockholder’s name on Schedule A (the “Shares”), and has rights by option or otherwise to acquire additional shares of MFC Common Stock (the “Option Shares”), also set forth opposite such Stockholder’s name on Schedule A; and

WHEREAS, as a condition and inducement to ANB entering into the Merger Agreement, the Stockholders, severally and not jointly, have agreed to support the Merger as provided in this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Agreement to Vote.

At such time as MFC conducts a meeting of its stockholders, including any adjournment or postponement thereof, to approve the Merger Agreement (the “MFC Stockholders Meeting”), each Stockholder, severally and not jointly, agrees to vote or cause to be voted all of such Stockholder’s Shares and Option Shares (to the extent such Option Shares are acquired by exercise of the underlying option on or before the record date of such meeting) in favor of the Merger Agreement, unless ANB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement or unless the Board of Directors of MFC has received and recommended (or submitted to stockholders) a Superior Proposal as provided in Section 5.5 of the Merger Agreement.

2.	Agreement to Cooperate.

In addition to the specific matters provided for elsewhere herein, unless the Board of Directors of MFC has received and recommended (or submitted to stockholders) a Superior Proposal as provided in Section 5.5 of the Merger Agreement, each Stockholder shall take all action reasonably requested by ANB to support and to facilitate the consummation of the Merger and the transactions contemplated by the Merger Agreement.

3.	Covenants of Stockholders.

Each Stockholder, severally and not jointly, covenants as follows:

(a) Restrictions on Transfer. Until the earlier of (i) the day following the date of the MFC Stockholder Meeting, or (ii) the termination of the Merger Agreement in accordance with its terms, the Stockholder will not pledge, hypothecate, grant a security interest in, sell, transfer or otherwise dispose of or encumber any of the Shares or Option Shares owned by such Stockholder and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting such Stockholder’s Shares in accordance with Section 1 hereof) which would during that term (A) restrict, (B) establish a right of first refusal to, or (C) otherwise relate to, the transfer or voting of the Shares or Option Shares owned by such Stockholder.

(b) Other Acquisition Proposals. Until the earlier of (i) the day following the date of the MFC Stockholder Meeting, or (ii) the termination of the Merger Agreement in accordance with its terms, the Stockholder will not directly or indirectly vote any Shares or Option Shares, or cause or permit any of the Shares or Option Shares to be voted, in favor of any Acquisition Transaction (as defined in Section 5.5 of the Merger Agreement), other than the Merger, unless the Board of Directors of MFC has received and recommended (or submitted to stockholders) a Superior Proposal as provided in Section 5.5 of the Merger Agreement.

(c) No Breach. None of the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 3(d) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Shares or Option Shares owned by the Stockholder are subject.

(d) No Liens. The Stockholder’s Shares and Option Shares and the certificates representing the Stockholder’s Shares are now, and at all times until the earlier of (i) the day following the date of the MFC Stockholder Meeting, or (ii) the termination of the Merger Agreement in accordance with its terms, will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (a “Lien”), except for (x) any Liens arising hereunder, and (y) Liens, if any, which have been disclosed on Schedule B attached hereto.

(e) Additional Shares. The provisions of Section 1 and Subparagraphs (a) through (d) of this Section 3 shall apply to (i) all Shares currently owned and hereafter acquired and (ii) all Option Shares hereafter acquired by each Stockholder, except for shares of MFC Common Stock held or acted upon in a fiduciary capacity, which shall not be subject to those provisions.

4.	No Prior Proxies.

Each Stockholder, severally and not jointly, represents, warrants and covenants that any proxies or voting rights previously given in respect of the Stockholder’s Shares are not irrevocable, and that any such proxies or voting rights are hereby irrevocably revoked.

5.	Certain Events.

Each Stockholder, severally and not jointly, agrees that this Agreement and the obligations hereunder shall attach to the Stockholder’s Shares and Option Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Stockholder’s Shares and Option Shares shall pass, whether by operation of law or otherwise, including the Stockholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of MFC affecting the Shares, the Option Shares, or the acquisition of additional securities of MFC, the number of Shares and Option Shares subject to the terms of this Agreement shall be if appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of MFC issued to or acquired by the Stockholder.

6.	Capacity Only as a Stockholder.

This Agreement relates solely to the capacity of each Stockholder as a stockholder or other beneficial owner of the Shares or Option Shares and is not in any way intended to affect or prevent the exercise by such Stockholder of his responsibilities as a director or officer of MFC. The term “Shares” shall not include any securities beneficially owned by the Stockholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by the Stockholder of his or her fiduciary responsibility in respect of any such securities. Further, the term “Shares” shall not include any securities which are presumed to be or disclosed as “beneficially owned” by the Stockholder for purposes of Section 13 or 16 of the Securities Exchange Act of 1934 but which are not held by or for the Stockholder and as to which the Stockholder does not have, by law or contract, actual voting or investment power.

7.	Termination; Responsibility for Default.

This Agreement shall terminate upon the termination of the Merger Agreement. If this Agreement is terminated, it shall forthwith become null and void; and there shall be no liability or obligation on the part of any Stockholder, or MFC or ANB or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

Each Stockholder’s obligations hereunder are individual and not joint, and he or she shall be responsible only for his or her own separate agreements hereunder and shall have no responsibility or liability for a breach of any provision of this Agreement by any other Stockholder.

8.	Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9.	Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by all of the parties hereto.

10.	Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

11.	Benefit of Agreement; Assignment.

This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

12.	Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, American National Bankshares Inc. and each of the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

AMERICAN NATIONAL BANKSHARES INC.

By:	/s/ Charles H. Majors
Charles H. Majors
President and Chief Executive Officer

STOCKHOLDERS

/s/ Dexter R. Barbee, Sr.	/s/ H. Thomas Bobo
Dexter R. Barbee, Sr.	H. Thomas Bobo

/s/ James B. Crouch, Jr.	/s/ Charles T. Canaday, Jr.
James B. Crouch, Jr.	Charles T. Canaday, Jr.

/s/ Thomas E. Chandler	/s/ James R. Copland III
Thomas E. Chandler	James R. Copland III

/s/ John Anthony Holt, Sr.	/s/ F.D. Hornaday III
John Anthony Holt, Sr.	F. D. Hornaday III

/s/ Teena Marie Koury	/s/ John H. Love
Teena Marie Koury	John H. Love

/s/ R. Craig Patterson	/s/ James B. Powell
R. Craig Patterson	James B. Powell

/s/ Christopher B. Redcay	/s/ John K. Roberts
Christopher B. Redcay	John K. Roberts

/s/ James H. Smith, Jr.	/s/ Robert A. Ward
James H. Smith, Jr.	Robert A. Ward

/s/ George C. Waldrep, Jr.
George C. Waldrep, Jr.

SCHEDULE A

Number of Shares

Name	Common Stock	Vested Options	Unvested Options

Dexter R. Barbee, Sr.	44,854	10,500	2,000
H. Thomas Bobo	33,633	5,500	2,000
James B. Crouch, Jr.	93,363	3,500	1,500
Charles T. Canaday, Jr.	37,370	25,375	8,000
Thomas E. Chandler	90,454	10,500	2,000
James R. Copland III	60,000	13,500	4,000
John Anthony Holt, Sr.	4,583	5,500	2,000
F. D. Hornaday III	49,828	13,500	4,000
Teena Marie Koury	40,359	5,500	2,000
John H. Love	28,143	10,500	2,000
R. Craig Patterson	62,671	23,874	2,001
James B. Powell	64,625	5,500	2,000
Christopher B. Redcay	20,254	12,875	2,000
John K. Roberts	54,569	10,500	2,000
James H. Smith, Jr.	16,727	5,500	2,000
Robert A. Ward	40,000	10,500	2,000
George C. Waldrep, Jr.	3,400	3,500	1,500

Total	744,563	176,124	43,001

SCHEDULE B

Liens

Pledge by John Anthony Holt, Sr. to Carolina Bank of 4,083 Shares pursuant to a Loan Agreement and Security Agreement, each dated June 21, 2010.